UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FUER INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

35953T109

(CUSIP Number)

Li Zhang

c/o Fuer International, Inc.

Neiwei Road,

Fulaerji District, Qiqihar,

Heilongjiang, China 161041

86-452-6919150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35953T109	Schedule 13D	Page of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Li Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,883,331[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,883,331[2]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,883,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8%
14	TYPE OF REPORTING PERSON IN

[1]	The shares were acquired in connection with the Share Exchange described in Item 3 below and the reporting person did not pay any cash as consideration.
[2]

Includes 7,327,749 shares of common stock owned by Mr. Li Zhang and 555,582 shares of common stock owned by Ms. Yuhua Liu. Mr. Li Zhang and Ms. Yuhua Liu are husband and wife. Mr. Li Zhang disclaims beneficial ownership of shares held directly by Ms. Yuhua Liu.

CUSIP No. 35953T109	Schedule 13D	Page of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Oriental Agriculture Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,327,749
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,327,749
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,327,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5%
14	TYPE OF REPORTING PERSON CO

[3]	The shares were acquired in connection with the Share Exchange described in Item 3 below and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109	Schedule 13D	Page of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Xi Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO4
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,269,884
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,269,884
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

[4]	The shares were acquired in connection with the Share Exchange described in Item 3 below and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109	Schedule 13D	Page of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Trade Ever Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO5
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,269,884
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,269,884
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

[5]	The shares were acquired in connection with the Share Exchange described in Item 3 below and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109	Schedule 13D	Page of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Li Guo Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO6
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,243,968
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,243,968
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

[6]	The shares were acquired in connection with the Share Exchange described in Item 3 below and the reporting person did not pay any cash as consideration.

CUSIP No. 35953T109	Schedule 13D	Page of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Faith Origins Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO7
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,243,968
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,243,968
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON CO

[7]	The shares were acquired in connection with the Share Exchange described in Item 3 below and the reporting person did not pay any cash as consideration.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Shares”), of Fuer International, Inc., a Nevada company (the “Company”). The Company’s principal executive offices are located at Neiwei Road, Fulaerji District, Qiqihar, Heilongjiang, P.R.C. 161041.

Item 2. Identity and Background

(a) This schedule 13D is filed by Mr. Li Zhang (“Mr. Zhang”), Oriental Agriculture Co., Ltd., Mr. Xi Liu (“Mr. Liu”), Trade Ever Holdings Limited, Mr. Li Guo Li (“Mr. Li”) and Faith Origins Limited (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b) The principal business address of each of Mr. Zhang, Mr. Liu and Mr. Li is c/o Fuer International, Inc., Neiwei Road, Fulaerji District, Qiqihar, Heilongjiang, P.R.C. 161041. The principal business address of each of Oriental Agriculture Co., Ltd. and Trade Ever Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The principal business address of Faith Origins Limited is Limited Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(c) Mr. Zhang has been the CEO of the Company since June 2010 and the Chairman of the Company since December 2010. Since 2003, Mr. Zhang has been the Chairman and CEO of Qiqihar Fuer Agronomy Inc., the variable interest entity controlled by the Company through a series of agreements. The Company is primarily engaged in manufacturing and supplying seeds and fertilizer products in northeastern China.

None of Oriental Agriculture Co., Ltd., Trade Ever Holdings Limited and Faith Origins Limited has conducted any business other than holding the applicable Common Shares. Mr. Zhang is the sole shareholder and sole director of Oriental Agriculture Co., Ltd. Mr. Liu, the sole shareholder and sole director of Trade Ever Holdings Limited, is an employee of the Company. Mr. Li, the sole shareholder and sole director of Faith Origins Limited, is a personal friend of Mr. Zhang.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Zhang, Mr. Liu and Mr. Li is a citizen of the People’s Republic of China. Each of Oriental Agriculture Co., Ltd., Trade Ever Holdings Limited and Faith Origins Limited is a company incorporated in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

On June 16, 2010, the Company (formerly “Forex365, Inc.”) entered into a Share Exchange Agreement (the “Exchange Agreement”) with China Golden Holdings, Ltd., a company organized under the laws of the British Virgin Islands (“China Golden”) and all the shareholders of China Golden (the “China Golden Shareholders”), which included, among others, Oriental Agriculture Co., Ltd., Trade Ever Holdings Limited and Faith Origins Limited. Pursuant to the terms of the Exchange Agreement, China Golden Shareholders transferred to the Company all of the issued and outstanding common shares of China Golden in exchange for the issuance of Common Shares of the Company (the “Share Exchange”). As a result of the Share Exchange, which closed on June 16, 2010, China Golden became a wholly-owned subsidiary of the Company and the shareholders of China Golden acquired approximately 96.47% of the issued and outstanding Common Shares of the Company. Specifically, each of Oriental Agriculture Co., Ltd., Trade Ever Holdings Limited and Faith Origins Limited received 7,327,749, 1,269,884 and 1,243,968 Common Shares of the Company respectively. No cash consideration was paid by any of the shareholders of China Golden in connection with the Share Exchange. The details of the Share Exchange were disclosed in the Company’s Current Report on Form 8-K filed on June 16, 2010.

Item 4. Purpose of Transaction

Mr. Zhang is considering a possible acquisition of additional Common Shares of the Company, including a possible acquisition of the Company (a “Transaction”). Mr. Zhang has had preliminary conversations with certain shareholders in regard to a possible Transaction. However, Mr. Zhang can provide no assurance that a definitive proposal for a Transaction will be entered into, or even if such a proposal is entered into, that a Transaction would be consummated.

Mr. Zhang will continue to evaluate the form and terms and conditions upon which a potential Transaction may be proposed. Mr. Zhang anticipates that, in the event of consummation of the proposed Transaction, the Common Shares of the Company would cease to be traded on the OTC Bulletin Board and deregistered with the Securities and Exchange Commission.

Each of the Reporting Persons expects to evaluate on an ongoing basis the Company’s financial conditions, businesses, operations and prospects, market price of the Common Shares, conditions in securities markets generally, general economic and industry conditions and other factors, and accordingly reserves the right to change their intentions and plans at any time.

Except as set forth in this Item 4 and in furtherance of a potential Transaction, each of the Reporting Persons presently has no plans or proposals that would relate to or result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Oriental Agriculture Co., Ltd. directly owns 7,327,749 Common Shares of the Company, representing 56.6% of the total issued and outstanding Common Shares. For the purposes of this Schedule 13D, Mr. Zhang, in his capacity as the sole shareholder and sole director of Oriental Agriculture Co., Ltd., may be deemed the indirect beneficial owner of such 7,327,749 Common Shares. In addition, Mr. Zhang may be deemed the beneficial owner of 555,582 Common Shares owned by his wife, Ms. Yuhua Liu; however, Mr. Zhang disclaims beneficial ownership of such shares held directly by Ms. Yuhua Liu.

Trade Ever Holdings Limited directly owns 1,269,884 Common Shares of the Company, representing 9.8% of the total issued and outstanding Common Shares. For the purposes of this Schedule 13D, Mr. Liu, in his capacity as the sole shareholder and sole director of Trade Ever Holdings Limited, may be deemed the indirect beneficial owner of such 1,269,884 Common Shares.

Faith Origins Limited directly owns 1,243,968 Common Shares of the Company, representing 9.6% of the total issued and outstanding Common Shares. For the purposes of this Schedule 13D, Mr. Li, in his capacity as the sole shareholder and sole director of Faith Origins Limited, may be deemed the indirect beneficial owner of such 1,243,968 Common Shares.

(b) Oriental Agriculture Co., Ltd. has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 7,327,749 Common Shares of the Company. Trade Ever Holdings Limited has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 1,269,884 Common Shares of the Company. Faith Origins Limited has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 1,243,968 Common Shares of the Company.

Mr. Zhang is the sole shareholder and sole director of Oriental Agriculture Co., Ltd. Mr. Liu, the sole shareholder and sole director of Trade Ever Holdings Limited, is an employee of the Company. Mr. Li, the sole shareholder and sole director of Faith Origins Limited, is a personal friend of Mr. Zhang. By virtue of such relationships, the Reporting Persons may be deemed to have formed a “group” under Section 13(d) of the Act; however, each Reporting Person specifically disclaims any “group” relationship (within the meaning of Section 13(d)(3) of the Act) with any other Reporting Person with respect to the Common Shares reported herein.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(c) Other than the acquisition of the shares as reported in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Shares of the Company in the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement dated February 14, 2013, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

LI ZHANG

/s/ Li Zhang
Li Zhang

XI LIU

/s/ Xi Liu
Xi Liu

LI GUO LI

/s/ Li Guo Li
Li Guo Li

ORIENTAL AGRICULTURE CO., LTD.

By:	/s/ Li Zhang
Name: Li Zhang
Title: Sole Director

TRADE EVER HOLDINGS LIMITED

By:	/s/ Xi Liu
Name: Xi Liu
Title: Sole Director

FAITH ORIGINS LIMITED

By:	/s/ Li Guo Li
Name: Li Guo Li
Title: Sole Director